

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010


05061159

July 14, 2005

Helen N. Kaminski
Assistant General Counsel, Corporate and Securities
Sara Lee Corporate Law Department
Sara Lee Corporation
Three First National Plaza
Chicago, IL 60602-4260

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7-14-2005

Re: Sara Lee Corporation
Incoming letter dated June 13, 2005

Dear Ms. Kaminski:

This is in response to your letter dated June 13, 2005 concerning the shareholder proposal submitted to Sara Lee by the International Brotherhood of Teamsters General Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, DC 20001-2198

·Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687

RECEIVED
2005 JUN 14 PM 4:11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 13, 2005



Corporate
Law Dept.

Via UPS-Overnight Delivery

Securities and Exchange Commission
100 "F" Street, N.E.
Washington, D.C. 20549
Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Sara Lee Corporation – Stockholder Proposal

Ladies and Gentlemen:

This letter is submitted by Sara Lee Corporation, a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is filing with the Securities and Exchange Commission (the "Commission") six (6) copies of this letter and a proposed stockholder resolution and supporting statement submitted by the International Brotherhood of Teamsters by letter dated May 26, 2005 (the "Proposal"). The Proposal was received in the Company's principal executive offices by facsimile on May 26, 2005 and by UPS on May 27, 2005. A copy of the Proposal is attached as Exhibit A, and a copy of the Company's response letter to the proponent is attached as Exhibit B.

The Company hereby notifies the Commission that the Company intends to exclude the Proposal from the Company's proxy statement and form of proxy for its 2005 annual meeting of stockholders because the Proposal was not submitted in a timely manner pursuant to Rule 14a-8(e)(2) of the Exchange Act. The proxy statement for the Company's 2004 annual meeting was dated and first released to stockholders on September 22, 2004. Accordingly, the latest date for a stockholder to submit a proposal for inclusion in the Company's 2005 proxy statement was May 25, 2005. This date was noted on page 28 of the Company's 2004 proxy statement, which states that "if a stockholder wishes to submit a proposal for possible inclusion in Sara Lee's 2005 proxy statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, we must receive it on or before May 25, 2005."

Since the Proposal was received in the Company's principal executive offices after May 25, 2005, it was not submitted on a timely basis pursuant to Rule 14a-8(e)(2). The Company respectfully requests the staff of the Commission to concur that no enforcement action will be recommended to the Commission if the Company excludes the Proposal from its 2005 proxy materials.

If you have any questions regarding this matter, please feel free to contact me at (312) 558-8564. To acknowledge your receipt of these materials, please date-stamp the attached copy of this letter and return it in the enclosed self-addressed, postage prepaid envelope.

Very truly yours,



Helen N. Kaminski,
Assistant General Counsel, Corporate and Securities

Attachments

Cc: C. Thomas Keegel
Roderick A. Palmore

Exhibit A

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO



OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

May 26, 2005

BY FAX: 312-558-8687
BY UPS NEXT DAY

RECEIVED
MAY 2 7 2005
R. A. PALMORE

Mr. Roderick A. Palmore, Corporate Secretary
Sara Lee Corporation
3 First National Plaza
Chicago, IL 60602

Dear Mr. Palmore:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2005 Annual Meeting.

The General Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the below address via U.S. Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to the Teamsters Corporate Governance Advisor, Jennifer O'Dell, at (202) 624-8981.

Sincerely,

C. Thomas Keegel
General Secretary-Treasurer

CTK/jo
Enclosures

RESOLVED: That stockholders of Sara Lee Corporation ("Sara Lee") ask the Board of Directors to adopt a policy that the Board's Chairman be an independent director who has not previously served as an executive officer of Sara Lee. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent Chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance with the policy is excused if no independent director is available and willing to serve as Chairman.

SUPPORTING STATEMENT: It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently at our Company former Sara Lee President and CEO, C. Steven McMillan, holds the position of Chairman of the Board. We believe that this current scheme may not adequately protect shareholders and has the potential of undermining and weakening the current CEO's leadership.

Shareholders of Sara Lee require an independent leader to ensure that management acts strictly in the best interests of the Company especially when our Company is facing significant challenges. Currently our Company has implemented a broad restructuring plan that has resulted in the divestment of 40% of the Company's revenue. This restructuring has led to the layoff of over 4,000 workers and the closing of five production plants. Further, late last year investors found that Mr. McMillan is at the center of a sexual discrimination lawsuit.[1] Shareholders need to be assured that the Board of Directors is representing their best interests during these potential crises.

As long term shareholders of our Company, we believe that ensuring that the Chairman of the Board of our Company is independent, will enhance Board leadership at Sara Lee, and protect shareholders from future management actions that can harm shareholders. Other corporate governance experts agree. As a Commission of The Conference Board stated in a 2003 report, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

[1] "A Sex Scandal is in the Mix at Sara Lee", Fortune. September 6, 2004.

We believe the recent wave of corporate scandals demonstrates that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the former CEO of the company.

We therefore urge shareholders to vote **FOR** this proposal.

Exhibit B

Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687

June 13, 2005



Corporate
Law Dept.

Via UPS-Overnight Delivery

International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, D.C. 20001-2198
Attn: C. Thomas Keegel

Dear Mr. Keegel:

We received the stockholder proposal submitted by you on behalf of the International Brotherhood of Teamsters, which you requested to be included in Sara Lee Corporation's proxy statement for its 2005 annual stockholders' meeting. Your letter was dated May 26, 2005 and was received by Roderick Palmore by facsimile on May 26, 2005 and by UPS on May 27, 2005.

Under Rule 14a-8(e)(2) of the Securities Exchange Act of 1934, as amended, a stockholder proposal submitted for inclusion in Sara Lee's proxy statement must be received by Sara Lee "not less then 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Sara Lee's 2004 proxy statement was dated and first released to stockholders on September 22, 2004. Accordingly, the latest date to submit a proposal for inclusion in Sara Lee's 2005 proxy statement was May 25, 2005. This date was noted on page 28 of the Company's 2004 proxy statement (a copy of which is attached for your convenience), which states that "if a stockholder wishes to submit a proposal for possible inclusion in Sara Lee's 2005 proxy statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, we must receive it on or before May 25, 2005."

Please be advised that since Sara Lee received the International Brotherhood of Teamsters' proposed stockholder proposal after the May 25, 2005 deadline, the proposal was not submitted on a timely basis and will not be included in Sara Lee's 2005 proxy statement.

Very truly yours,

Helen N. Kaminski

Helen N. Kaminski
Assistant General Counsel, Corporate & Securities

Cc: Securities and Exchange Commission
Roderick A. Palmore

J:\law\Kaminski\Annual Meeting 2005\Proxy Statement\Stockholder Proposals\Intl Brotherhd Teamsters (sthldr prop) 6-13-05.doc

(ii) An enumeration of IRS qualifying charities and IRS foundations which our Hon. Board plans to help in the ensuing calendar year included with each charity and foundation and eleucidation of at least twenty-five words how it has complied with the standards and procedures enunciated in (i).

If the Board wishes Mr. John Jennings ("Jackie") Crapo says it may use "fiscal year" instead of "calendar year."

Board of Directors Statement in Opposition to the Stockholder Proposal

Sara Lee believes that ample information about its charitable contributions already is publicly available, and that the proposal would require Sara Lee to incur undue expense without providing any meaningful additional information to our stockholders. Information about Sara Lee's charitable programs and information about the Sara Lee Foundation, including the eligibility criteria for grants and the Foundation's grant-making policies and application procedures, is available on Sara Lee's corporate Web site, *www.saralee.com*, under the caption "Our Company — Communities," on the Sara Lee Foundation Web site at *www.saraleefoundation.org*, in the Foundation's annual Form 990-PF that it files with the IRS and by contacting the Sara Lee Foundation at 70 W. Madison Street, Chicago, Illinois 60602-4260. Information about the total amount of cash and product contributions made, and the names of organizations funded by the Foundation are listed on the Foundation's Web site under the caption "Most Recent Annual Report."

Sara Lee has a long history of charitable giving, devoting resources to volunteerism, product donations and cash contributions. We believe that the quality of life in the communities in which we operate directly affects the success of our business, and so we dedicate a portion of our corporate resources every year to improving community life. Sara Lee's long-standing policy is to contribute at least 2% of its U.S. pretax income to nonprofit organizations in the form of cash contributions and product donations. Sara Lee contributes a large amount of its charitable gifts to the Sara Lee Foundation, which was formed in 1981 as the philanthropic arm of Sara Lee. The Foundation directs its grants to organizations focusing on five primary areas: women, hunger, homelessness and affordable housing, job training, and arts and culture. In addition, the Foundation maintains an employee Matching Grants Program, through which the Foundation matches personal, financial contributions made by Sara Lee's directors and full-time employees to eligible nonprofit organizations in the following categories: cultural, environmental, health and welfare, higher education, hospitals and youth groups. We believe that ample information regarding these programs already is publicly available and, as a result, that implementation of the proposal would not be in the best interests of Sara Lee stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE *AGAINST* THE STOCKHOLDER PROPOSAL.

OTHER INFORMATION

Stockholder Proposals for the 2005 Annual Meeting

Sara Lee's Bylaws provide that in order for a stockholder to nominate a candidate for election as a director at an annual meeting of stockholders or propose business for consideration at such meeting, written notice containing the information required by the Bylaws generally must be delivered to the Secretary of Sara Lee, at Sara Lee's principal executive offices, not later than 5:00 p.m. (Central Time) on the 90th day, and not earlier than the 120th day, prior to the first anniversary of the mailing of the notice for the preceding year's annual meeting. Accordingly, a stockholder nomination or proposal intended to be considered at the 2005 Annual Meeting must be received by the Secretary on or after May 25, 2005, and prior to 5:00 p.m. (Central Time) on June 24, 2005. However, under the rules of the Securities and Exchange Commission, if a stockholder wishes to submit a proposal for possible inclusion in Sara Lee's 2005 proxy statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, we must receive it on or before May 25, 2005. All proposals must be in writing

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sara Lee Corporation
Incoming letter dated June 13, 2005

The proposal relates to independent directors.

There appears to be some basis for your view that Sara Lee may exclude the proposal under rule 14a-8(e)(2) because Sara Lee received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Sara Lee omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,



Mark F. Vilardo
Special Counsel